
02037717

FORM 6-K


SEC MAIL PROCESSING
RECEIVED
MAY 2 9 2002
WASH. D.C. 154 SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

3 May 2002

BALTIMORE TECHNOLOGIES PLC
(Registrant's name)

Baltimore Technologies plc, 1310 Waterside, Arlington Business Park
Theale, Reading, Berkshire, England RG7 4SA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ____X____ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.

Yes ________ No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).

EXHIBIT INDEX

BALTIMORE





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(03/05/02) **Baltimore Technologies plc to join forces in Australia and New Zealand with SecureNet to become the leading regional e security company**

Baltimore Technologies (London:BLM) today announced that it has entered into an agreeme to sell the operations of Baltimore Technologies Pty Ltd, the Company's Australian subsidiary based in Sydney, for a total consideration of £2.1 million (Aus$5.7 million) to SecureNet Ltd (ASX: SNX). The transaction consideration consists of an initial cash payment of £1.6 million (Aus$4.2 million). The balance of the consideration payable in cash is contingent upon the conclusion of contractual negotiations on outstanding new contracts.

SecureNet, a leading provider of Internet and security services in Asia Pacific will, at the same time, be appointed the exclusive distributor of Baltimore's products and related services in Australia and New Zealand, and will also become a Trusted World Partner for Baltimore produ and services in other geographic regions in Asia Pacific. Hong Kong is Baltimore Group's headquarters for North and South East Asia with an office in Singapore.

In the year ended 31 December 2001, Baltimore's Australian operations made a net loss befo tax of £4.7 million (Aus$12.8 million) and had net assets of £2.4 million (Aus$6.4 million). Under the terms of the deal, Baltimore will retain a residual liability for property costs for just under a five year period. Proceeds from the acquisition will be used for general corporate purposes. Baltimore's operations in Australia comprise approximately 100 employees mainly based in Sydney. Its primary focus is Authentication and Authorisation solutions and related professional services to customers, in particular, in Government and the Financial services sector.

Bijan Khezri, Chief Executive Officer of Baltimore Technologies plc commented:

"This transaction encapsulates a significant step in building Baltimore's competitiveness as it strengthen and broaden our access to existing and new customers in the region while reducin our operating costs.

"Our global strategy is dedicated to extending and leveraging our technology leadership. Partnerships form a critical part of that strategy. Together, Baltimore and SecureNet form the leading force in the regional e-security market. We look forward to exploiting that strength," said, Mr Khezri.

Geoffrey Ross Chief Executive Officer, SecureNet Ltd said:

"SecureNet and Baltimore have a history of working together successfully on some of the APA region's largest and most innovative e-business deployments. I look forward to bringing these two teams together under one roof."

For further information:
Edward Bridges/Alastair Hetherington
Financial Dynamics
Tel: +44 207 831 3113

About Baltimore Technologies
Baltimore Technologies' products, professional services and solutions solve the fundamental

security needs of e-business. Baltimore's e-security technology gives companies the necessar tools to verify the identity of who they are doing business with and securely manage which resources and information users can access on open networks. Many of the world's leading organisations use Baltimore's e-security technology to conduct business more efficiently and cost effectively over the Internet and wireless networks.

Baltimore's products and services are sold directly and through its worldwide partner network Baltimore TrustedWorld. Baltimore Technologies is a public company, trading on the London Stock Exchange (BLM). For more information on Baltimore Technologies please visit http://www.baltimore.com

About SecureNet
SecureNet Limited is a global provider of secure solutions for Internet applications, remote banking, virtual private networks (VPNs) and e-commerce activities. A broad-based security business, SecureNet's expertise ranges from smart card technology, public key infrastructure (PKI) and firewalls to secure payments and security consultancy.

SecureNet was formed in 1996 and listed with the Australian Stock Exchange (ASX:SNX) n Ma 1997. Since that time the organisation has expanded rapidly in both domestic and internation markets. In FY2001 revenues exceeded $40 million. The Company has been profitable since FY1997.

SecureNet operates within four distinct lines of business: Consulting, Technologies, Sales and Marketing and Support. SecureNet has also become increasingly broad-based, with services ranging from smart card technology, secure email, public key infrastructure (PKI) and firewall to secure payments and security consultancy.

The company has achieved vigorous international growth through the formation of joint ventures and strategic partnership alliances with leading IT&T organisations worldwide - particularly those serving the greater Chinese and Asia Pacific regions.

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Certain statements that are not historical facts including certain statements made over the course of this document may be forward-looking in nature. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the company to be materially different from any future results, performance or achievements implied by such forward-looking statements.



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BALTIMORE TECHNOLOGIES PLC



By: ______________________
Name: Simon Enoch
Title: Secretary and General Legal Counsel

DATE: 2002

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